SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 March 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 10 April 2012
99.2	Annual Information Update dated 17 April 2012

Exhibit No: 99.1

10 April 2012

INTERCONTINENTAL HOTELS GROUP PLC
(the "Company")

Notification of transactions of directors, persons discharging managerial responsibilities ("PDMR") and connected persons

On 5 April 2012 the following directors and other PDMRs were awarded conditional rights over the numbers of the Company's ordinary shares shown below, under the Company's Long Term Incentive Plan ("LTIP") 2012/2014.  The performance measurement period is from 1 January 2012 to 31 December 2014 and the awards will vest on the business day after the announcement of the Company's 31 December 2014 year end financial results. Under the terms of the LTIP 2012/2014, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Number of
shares awarded
Director
Kirk Kinsell	68,463
Tracy Robbins	59,270
Tom Singer	77,684
Richard Solomons	103,722
Other PDMRs
Angela Brav	35,512
Eric Pearson	39,877
Jan Smits	38,998
George Turner	37,518

In addition, also on 5 April 2012, Eric Pearson has been granted conditional rights over the Company's ordinary shares under the LTIP for the performance cycles 1 January 2010 to 31 December 2012 and 1 January 2011 to 31 December 2013, as follows:

	2010/2012	2011/2013
Eric Pearson	3,512	7,727

The awards will vest on the business day after the announcement of the Company's 31 December 2012 and 31 December 2013 year end financial results, as appropriate.

---------------Ends--------------

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 63 million members worldwide.

IHG franchises, leases, manages or owns over 4,400 hotels and more than 658,000 guest rooms in nearly 100 countries and territories, and has more than 1,100 hotels in its development pipeline.  In Greater China, IHG currently has 167 hotels with more than 55,000 rooms open and 149 hotels with just under 50,000 rooms in the pipeline.
IHG expects to recruit around 90,000 new people worldwide across its estate over the next few years and is committed to gender balance throughout its business. We aspire to continue retaining a minimum of 25% female representation on the Board.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news visit www.ihg.com/media, www.twitter.com/ihgplc or www.youtube.com/ihgplc.

For further information, please contact: Investor Relations (Catherine Dolton / Isabel Green): +44 (0)1895 512 176 Media Affairs (Joanna James): +44 (0) 7808 095 730

Exhibit No: 99.2

17 April 2012
InterContinental Hotels Group PLC
 Annual Information Update

In accordance with Prospectus Rule 5.2, InterContinental Hotels Group PLC is pleased to provide its Annual Information Update relating to information disclosed to the public in compliance with relevant laws and regulations since its last information update on 12 April 2011.

For the purpose of this update, the information is only referred to, and copies of each item can be found at the locations specified below.  In accordance with the provisions of Article 27 (3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information was up to date at the time of publication, such disclosures may at any time become out of date and the Company does not undertake any obligation to update any such information in the future.  Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied as to the accuracy or completeness of the information.

1. Regulatory Announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the period 12 April 2011 to 17 April 2012.  Copies of these announcements can be viewed at
www.londonstockexchange.com under code IHG.

Date	Detail
10-Apr-2012	Director/PDMR Shareholding
30-Mar-2012	Total Voting Rights
29-Mar-2012	Form 20-F filed with the SEC
21-Mar-2012	Annual Financial Report
19-Mar-2012	IHG launches HUALUXE Hotels and Resorts in China
15-Mar-2012	Director/PDMR Shareholding
14-Mar-2012	Holding(s) in Company
13-Mar-2012	Director/PDMR Shareholding
07-Mar-2012	Director/PDMR Shareholding
06-Mar-2012	Director/PDMR Shareholding
29-Feb-2012	Total Voting Rights
28-Feb-2012	IHG launches EVEN Hotels in the U.S.
27-Feb-2012	Holding(s) in Company
27-Feb-2012	Director/PDMR Shareholding
27-Feb-2012	Director/PDMR Shareholding
24-Feb-2012	Director/PDMR Shareholding
21-Feb-2012	Director/PDMR Shareholding
20-Feb-2012	Director/PDMR Shareholding
20-Feb-2012	Blocklisting Application
17-Feb-2012	Director/PDMR Shareholding
14-Feb-2012	Blocklisting Application
14-Feb-2012	Final Results
31-Jan-2012	Total Voting Rights
17-Jan-2012	Change of Regional Reporting Structure
03-Jan-2012	Blocklisting Interim Review
30-Dec-2011	Total Voting Rights
19-Dec-2011	Holding(s) in Company
30-Nov-2011	Total Voting Rights
23-Nov-2011	Holding(s) in Company
21-Nov-2011	Holding(s) in Company
11-Nov-2011	Holding(s) in Company
08-Nov-2011	3rd Quarter Results
04-Nov-2011	Blocklisting Application
31-Oct-2011	Total Voting Rights
24-Oct-2011	Third Quarter Americas RevPAR Growth Announcement
13-Oct-2011	Director/PDMR Shareholding
05-Oct-2011	Holding(s) in Company
30-Sep-2011	Total Voting Rights
28-Sep-2011	Director/PDMR Shareholding
02-Sep-2011	Holding(s) in Company
31-Aug-2011	Total Voting Rights
22-Aug-2011	Director/PDMR Shareholding
17-Aug-2011	Director/PDMR Shareholding
09-Aug-2011	Board Appointment
09-Aug-2011	Half Yearly Report
08-Aug-2011	Blocklisting Application
29-Jul-2011	Total Voting Rights
27-Jul-2011	Appointment of New CFO
26-Jul-2011	IHG announces revision of contract with HPT
18-Jul-2011	New Management Appointments
07-Jul-2011	Publication of Prospectus
06-Jul-2011	Director/PDMR Shareholding
01-Jul-2011	Blocklisting Interim Review
30-Jun-2011	Total Voting Rights
24-Jun-2011	Directorate Change
23-Jun-2011	Director/PDMR Shareholding
20-Jun-2011	Director/PDMR Shareholding
20-Jun-2011	Disposal
15-Jun-2011	Director/PDMR Shareholding
13-Jun-2011	Directorate Change
06-Jun-2011	Director/PDMR Shareholding
06-Jun-2011	Holding(s) in Company
31-May-2011	AGM Resolutions
31-May-2011	Total Voting Rights
27-May-2011	Result of AGM
18-May-2011	Board Appointment
17-May-2011	Holding(s) in Company
10-May-2011	1st Quarter Results
28-Apr-2011	Total Voting Rights
14-Apr-2011	Blocklisting Application
12-Apr-2011	Annual Information Update

2. Companies House Filings

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the period 12 April 2011 to 17 April 2012. Copies of these documents may be obtained from Companies House (www.companieshouse.gov.uk).

Date	Document Type	Description
16/04/2012	SH01	STATEMENT OF CAPITAL
16/04/2012	SH01	STATEMENT OF CAPITAL
16/04/2012	SH01	STATEMENT OF CAPITAL
12/04/2012	SH01	STATEMENT OF CAPITAL
04/04/2012	AA	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/11
21/03/2012	AR01	ANNUAL RETURN
16/03/2012	SH01	STATEMENT OF CAPITAL
16/03/2012	SH01	STATEMENT OF CAPITAL
16/03/2012	SH01	STATEMENT OF CAPITAL
16/03/2012	SH01	STATEMENT OF CAPITAL
16/03/2012	SH01	STATEMENT OF CAPITAL
16/03/2012	SH01	STATEMENT OF CAPITAL
16/03/2012	SH01	STATEMENT OF CAPITAL
15/03/2012	SH01	STATEMENT OF CAPITAL
15/03/2012	SH01	STATEMENT OF CAPITAL
15/03/2012	SH01	STATEMENT OF CAPITAL
12/03/2012	SH01	STATEMENT OF CAPITAL
09/03/2012	SH01	STATEMENT OF CAPITAL
09/03/2012	SH01	STATEMENT OF CAPITAL
09/03/2012	SH01	STATEMENT OF CAPITAL
20/02/2012	SH01	STATEMENT OF CAPITAL
20/02/2012	SH01	STATEMENT OF CAPITAL
16/02/2012	SH01	STATEMENT OF CAPITAL
15/02/2012	SH01	STATEMENT OF CAPITAL
07/02/2012	SH01	STATEMENT OF CAPITAL
07/02/2012	SH01	STATEMENT OF CAPITAL
03/02/2012	SH01	STATEMENT OF CAPITAL
03/02/2012	SH01	STATEMENT OF CAPITAL
02/02/2012	SH01	STATEMENT OF CAPITAL
27/01/2012	SH01	STATEMENT OF CAPITAL
23/01/2012	SH01	STATEMENT OF CAPITAL
23/01/2012	SH01	STATEMENT OF CAPITAL
11/01/2012	CH01	DIRECTOR'S CHANGE OF PARTICULARS / MR DALE FREDERICK MORRISON
09/01/2012	SH01	STATEMENT OF CAPITAL
06/01/2012	SH01	STATEMENT OF CAPITAL
06/01/2012	SH01	STATEMENT OF CAPITAL
06/01/2012	SH01	STATEMENT OF CAPITAL
05/01/2012	SH01	STATEMENT OF CAPITAL
21/12/2011	SH01	STATEMENT OF CAPITAL
15/12/2011	SH01	STATEMENT OF CAPITAL
12/12/2011	AD02	SAIL ADDRESS CHANGED FROM: C/O EQUINITI LIMITED HOLM OAK BUSINESS PARK MARTLETS WAY GORING-BY-SEA WORTHING WEST SUSSEX BN12 4QY
24/11/2011	SH01	STATEMENT OF CAPITAL
22/11/2011	SH01	STATEMENT OF CAPITAL
27/10/2011	SH01	STATEMENT OF CAPITAL
20/10/2011	SH01	STATEMENT OF CAPITAL
20/10/2011	SH01	STATEMENT OF CAPITAL
04/10/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / MR DALE FREDERICK MORRISON
04/10/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / KIRK KINSELL
28/09/2011	SH01	STATEMENT OF CAPITAL
27/09/2011	AP01	DIRECTOR APPOINTED THOMAS DANIEL SINGER
16/09/2011	SH01	STATEMENT OF CAPITAL
08/09/2011	SH01	STATEMENT OF CAPITAL
17/08/2011	SH01	STATEMENT OF CAPITAL
16/08/2011	AP01	DIRECTOR APPOINTED TRACY GERALDINE ROBBINS
03/08/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / KIRK KINSELL
06/07/2011	SH01	STATEMENT OF CAPITAL
06/07/2011	AP01	DIRECTOR APPOINTED CHRISTOPHER LUKE MAYHEW
01/07/2011	TM01	APPOINTMENT TERMINATED, DIRECTOR RALPH KUGLER
01/07/2011	TM01	APPOINTMENT TERMINATED, DIRECTOR ANDREW COSSLETT
16/06/2011	AR01	ANNUAL RETURN
13/06/2011	TM01	APPOINTMENT TERMINATED, DIRECTOR JAMES ABRAHAMSON
09/06/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / DAVID JOHN KAPPLER
09/06/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / JONATHAN SCRANTON LINEN
08/06/2011	AP01	DIRECTOR APPOINTED MR DALE FREDERICK MORRISON
08/06/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / YING YEH
08/06/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / DAVID GORDON COMYN WEBSTER
08/06/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / RICHARD LESLIE SOLOMONS
08/06/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / JENNIFER CHARLINA ELLSWORTH LAING
08/06/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / MR RALPH DAVID KUGLER
08/06/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / MR ANDREW PETER COSSLETT
08/06/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / GRAHAM DENIS ALLAN
08/06/2011	CH01	DIRECTOR'S CHANGE OF PARTICULARS / JAMES ROBERT ABRAHAMSON
08/06/2011	CH03	SECRETARY'S CHANGE OF PARTICULARS / MR GEORGE TURNER
03/06/2011	RES08	AUTHORITY TO PURCHASE SHARES OUT OF CAPITAL
03/06/2011	RES10	AUTHORISED ALLOTMENT OF SHARES AND DEBENTURES
03/06/2011	RES11	DISAPPLICATION OF PRE-EMPTION RIGHTS
02/06/2011	SH01	STATEMENT OF CAPITAL
02/06/2011	SH01	STATEMENT OF CAPITAL
20/04/2011	SH01	STATEMENT OF CAPITAL
19/04/2011	AA	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/10
14/04/2011	SH01	STATEMENT OF CAPITAL
14/04/2011	SH01	STATEMENT OF CAPITAL

3. Documents published and sent to shareholders

The following documents have been published by the Company and sent to shareholders of the Company during the period 12 April 2011 to 17 April 2012.

Date	Documents
21-Mar-2012
Annual Report and Financial Statements 2011, Annual Review and Summary Financial Statement 2011, Notice of 2012 Annual General Meeting, Form of Proxy for the 2012 Annual General Meeting, and Chairman's Letter - electronic communications

4. Documents filed with the Securities and Exchange Commission

As the Company's shares are registered under the US Securities Exchange Act of 1934, the Company has submitted filings to the US Securities and Exchange Commission during the period
12 April 2011 to 17 April 2012.  Full details of these filings can be viewed at www.sec.gov under code IHG.

Copies of all the documents listed above are available on request from the Company's registered office at Broadwater Park, Denham, Buckinghamshire UB9 5HR.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal
17 April 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	20 April 2012